Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of February, 2011

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Market Announcement dated February 10, 2011
2.	Notice to Shareholders dated February 10, 2011
3.	Minutes of the Meeting of the Special Shareholders’ Meeting of Ultrapar Participações S.A. held February 10, 2011

Item 1

ULTRAPAR PARTICIPAÇÕES S.A.

MARKET ANNOUNCEMENT

Withdrawal right

São Paulo, February 10th, 2011 – Ultrapar Participações S.A. (“Ultrapar” or “Company”) informs that the Special Shareholders’ Meeting (“Meeting”) held today, among other deliberations, ratified the acquisition by Sociedade Brasileira de Participações Ltda., subsidiary of the Company, of the total number of quotas issued by Chevron Brasil Ltda. and of shares issued by Sociedade Anônima de Óleo Galena Signal (“Sociedades Texaco”), according to the Material Notice released on August 14th, 2008

According to the results indicated in the appraisal report of the shareholders’ equity at market prices, prepared by Apsis Consultoria Empresarial Ltda., pursuant to Article 256, paragraph 2, combined with item II of Article 137, both of the Brazilian Corporate Law, dissenting holders of common shares issued by the Company who hold common shares, without interruption, since August 13th, 2008, inclusive, until the date of the exercise of withdrawal rights, may withdraw from the Company, upon the reimbursement of their common shares, within 30 (thirty) days from the publication date of the minutes of the Meeting held today. Shareholders who acquired their shares after August 13th, 2008 will not be entitled to withdrawal right in connection with the acquisition of Sociedades Texaco.

Such shareholders will have the right to receive R$ 36.17 (thirty six reais and seventeen cents) per common share, calculated based on the shareholders’ equity reported in the Company’s approved Financial Statements for the fiscal year ending December 31st, 2009 and published on February 26th, 2010. Due to the split of the shares issued by the Company approved today at the Meeting of the Company, and in accordance with the Notice to Shareholders published, the value of the reimbursement above mentioned will be adjusted proportionately to the approved stock split, so that, upon the exercising of the withdrawal right, the value of each share will be equivalent to 1/4 of the reimbursement value calculated based on the last approved balance sheet.

Owners of preferred shares issued by the Company are not entitled to withdrawal right, as preferred shares have liquidity and dispersion in the market, pursuant to Article 137, item II, of the Brazilian Corporate Law.

Dissenting common shareholders must exercise the withdrawal right until March 15th, 2011 (deadline of a 30-day term from the publication of the minutes of the Meeting held on February 10th, 2011). Partial exercise of the withdrawal right will not be admitted.

The shareholders of Ultrapar who are entitled to and intend to exercise the withdrawal right shall, within the period specified above, (i) send a written statement to the Investor Relations Department, (ii) after sending the statement in item (i), the shareholder shall present itself at the Investor Relations Department at Avenida Brigadeiro Luiz Antônio, nº 1343, 8th floor, to execute the formal procedures for the reimbursement, and (iii) deliver the certified copies of the documents listed below:

INDIVIDUALS: CPF/MF, Identity Card and updated shareholder position statement.

LEGAL ENTITIES: CNPJ/MF, minutes of the election of officers (legal representatives), bylaws and respective amendments, documents of partners/legal representatives (CPF/MF, Identity Card and proof of current address) and updated shareholder position statement.

The shareholders represented by proxy shall submit, in addition to the documents described above, the power of attorney, which must contain the specific powers that enables the proxy to represent such shareholder to the exercise of the withdrawal right and to request the reimbursement.

The reimbursement to shareholders who exercise the withdrawal right will be settled until March 21st, 2011, five working days after the final date to exercise such right.

Dissenting shareholders may, upon withdrawal, request the preparation of a special balance sheet of the Company, pursuant to paragraph 2, Article 45 of the Brazilian Corporate Law. In this case, shareholders will receive 80% of the reimbursement calculated based on the last approved balance sheet, and the remainder, if any, will be paid within 120 (one hundred and twenty) days from the date of the resolution of the shareholders’ meeting.

Further information regarding the withdrawal right, in accordance with the terms of article 20 of CVM Instruction nº 481/09, is annexed to the Management Proposal filed by the Company with the Brazilian Securities and Exchange Commission – CVM’s Periodic Information System (“IPE”), and is available at the Company’s headquarters and website (http://www.ultra.com.br/), or can be obtained with the Investor Relations Department, through the telephone number +55 11 3177 7014 or the email invest@ultra.com.br.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

Item 2

ULTRAPAR PARTICIPAÇÕES S.A.

NOTICE TO SHAREHOLDERS

Ultrapar announces the approval of the stock split of its shares

São Paulo, February 10th, 2011 - Ultrapar Participações S.A. (“Ultrapar” or “Company”) hereby informs that the shareholders’ meeting held today approved the stock split of the shares issued by the Company at a ratio of 1 (one) existing share to 4 (four) shares of the same class and type (“Stock Split”), with the consequent amendment of the Ultrapar’s Bylaw to reflect the change in the amount of shares representing the share capital of the Company, which will be divided into 544,383,996 shares without par value in registered form, including 197,719,588 common shares and 346,664,408 preferred stocks.

The Stock Split aims to reposition the price of the standard trading round lot of shares issued by Ultrapar in the stock market, in order to make the shares more accessible to investors and potentially enable an increase in the trading volume of the Company’s shares.

The Stock Split does not change the share capital of the Company, therefore there will be no modification in the financial amount and in the stake held by the shareholders in the Company. The shares issued as a result of the Stock Split will grant its holders – including holders of American Depositary Receipts issued by the Company (“ADRs”), traded in the New York Stock Exchange (“NYSE”) – the same rights inherent to the shares previously held, including dividends, interest on capital and any payments on capital eventually approved by the Company.

After the Stock Split, the 1:1 ratio between preferred shares and ADRs will be maintained, and each ADR will consequently continue to be represented by one preferred share.

The record date for the Stock Split will be February 16th, 2011 in the São Paulo Stock Exchange (“BM&FBOVESPA”) and February 22nd, 2011 in the NYSE, and the shares will be traded ex-Stock Split from February 17th, 2011, inclusive, onwards. The financial institution for Ultrapar’s share bookkeeping services (Itaú Corretora de Valores S.A.) will take all measures necessary to automatically credit the newly issued shares in the shareholders accounts on February 22nd, 2011. The depositary agent of Ultrapar’s ADRs (Bank of New York Mellon) will be responsible for the issuance and distribution of the new ADRs that will take place on February 24th, 2011.

Further information may be obtained with the Investor Relations Department, through the telephone number +55 11 3177 7014 or the email invest@ultra.com.br.

André Covre
Chief Financial and Investor Relations Officer
Ultrapar Participações S.A.

Item 3
ULTRAPAR PARTICIPAÇÕES S.A.

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

Minutes of the Special Shareholders’ Meeting

Date, Time and Location:
February 10th, 2011, at 2:00 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luiz Antônio, nr 1343 – 9th floor, in the City and State of São Paulo.

Attendance:
Attendance: (i) shareholders representing 36.9% of the social capital (of which 95.4% are voting shareholders and 3.5% preferred shareholders); (ii) the Chairman of the Board of Directors of the Company; (iii) the Chief Executive Officer of the Company; (iv) the Investor Relations Officer of the Company; (v) members of the Fiscal Council of the Company; and (vi) Mr. Luiz Paulo César Silveira, representing Apsis Consultoria Empresarial Ltda., registered under CNPJ/MF nr 27.281.922/0001-70, and CREA/RJ nr 82.2.00620-1, with headquarters at Rua São José, nr 90, group 1,802, downtown, in the City and State of Rio de Janeiro (“Apsis”).

Publications:
Call Notice: Published in the newspapers “Diário Oficial do Estado de São Paulo (official gazette of the State of São Paulo)” and “Valor Econômico” on January 26th, 27th and 28th, 2011.

Chairman and Secretary of the Meeting:
Chairman – Paulo Guilherme Aguiar Cunha.
Secretary – Luiz Antonio de Sampaio Campos.

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

Matters of the day:

In accordance with the Call Notice published.

Discussed and approved matters:

Preliminarily, it was approved that the minutes of this Meeting would be written out as a summary, pursuant to Article 130, first paragraph of the Brazilian Corporate Law, and the publication of the minutes omitting signatures was authorized, pursuant to paragraph 3 of the same Article.

The voting shareholders present in this Meeting, without amendments or qualifications, approved:

1.
To ratify, in accordance with the terms of the first paragraph of Article 256 of the Brazilian Corporate Law, the acquisition of the total number of quotas issued by Chevron Brasil Ltda. and of shares issued by Sociedade Anônima de Óleo Galena Signal (“Sociedades Texaco”) by Sociedade Brasileira de Participações Ltda., subsidiary of the Company (“Acquisition”), as well as all the acts taken by the Management of the Company necessary for the conclusion and implementation of the Acquisition, hereby clarifying that the appraisal report of the net equity at market prices of Sociedades Texaco, pursuant to item II, (b) of Article 256 of the Brazilian Corporate Law, prepared by Apsis Consultoria Empresarial Ltda., was made available to the shareholders upon the release of the call notice for this Meeting;

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

2.
To approve the stock split of the shares issued by the Company, at a ratio of one existing share to 4 (four) shares of the same class and type, without any modification in the financial amount of the capital of the Company, and the consequent amendment of the caput of Article 5 of the Company’s Bylaws, to reflect the new amount of shares representing the paid-up capital, in accordance with the following text:

 “Art. 5 The subscribed and paid-up capital is R$ 3,696,772,957.32 (three billion six hundred ninety six million seven hundred seventy two thousand nine hundred fifty seven reais and thirty two centavos), divided into 544,383,996 (five hundred forty four million three hundred eighty three thousand nine hundred ninety six) shares without par value in registered form, including 197,719,588 (one hundred ninety seven million seven hundred nineteen thousand five hundred eighty eight) common shares and 346,664,408 (three hundred forty six million six hundred sixty four thousand four hundred and eight) preferred shares.”

3.
To approve the modification of the Company’s Bylaws to increase the maximum number of members of the Company’s Board of Directors, from 8 (eight) to 9 (nine), therefore amending the Article 17, as follows:

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

“Art. 17 The Board of Directors shall be formed by four (4) to nine (9) members, shareholders of the Company, elected by the General Meeting, which may also remove them from office at any time.”

4.	To consolidate the Company’s Bylaws, in accordance with the text of the Annex I to these minutes.

Observations and Closing:
(i)
It was noticed that, pursuant to paragraph 2 of the Article 256, combined with Article 137, item (ii), of the Brazilian Corporate Law, according to the results of the appraisal report prepared by Apsis, holders of common shares who dissent from the deliberations referred in item 1 above may withdraw from the Company, upon the reimbursement of R$ 36.17 (thirty six Reais and seventeen cents) per share, calculated based on the shareholders’ equity reported in the Company’s approved Financial Statements for the fiscal year ending December 31st, 2009. The value of the reimbursement above mentioned will be adjusted proportionately to the approved stock split, so that, upon the exercising of the withdrawal right, the value of each share will be the equivalent to 1/4 of the reimbursement value calculated based on the last approved balance sheet. The withdrawal right can only be exercised by dissenting shareholders who hold their common shares issued by the Company, without interruption, since August 13th, 2008, inclusive, until the

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

date of the exercise of such rights, not being allowed the partial exercise of the withdrawal right. Holders of preferred shares issued by the Company are not entitled to the withdrawal right, once such shares present liquidity and dispersion in the market, in accordance with Article 137, item II of the Brazilian Corporate Law. Dissenting holders of common shares who intend to exercise the withdrawal right shall send a written statement to the Company within 30 (thirty) days from the publication date of this minute;

(ii)
Shares resulting from the stock split will grant its holders – including holders of American Depositary Receipts issued by the Company (“ADRs”), traded in the New York Stock Exchange (“NYSE”) – the same rights inherent to the shares previously held, including dividends, interest on capital and any payments on capital eventually approved by the Company. Additionally, the existing 1:1 ratio of preferred shares to ADRs will be maintained and each ADR will consequently continue to be represented by one preferred share; and

(iii)	All deliberations of the Meeting were approved by all holders of common shares present, except for Parth Investments Company LLC and Mr. Renato Ochman, who abstained from voting.

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

As there were no further matters to be discussed, the Meeting was closed and the minutes of this Meeting were written, read, approved and duly executed by shareholders present.

ULTRA S.A. PARTICIPAÇÕES; PAULO GUILHERME AGUIAR CUNHA - as a shareholder, Chairman of the Board of Directors of the Company and Chairman of the Meeting; PEDRO WONGTSCHOWSKI – Chief Executive Officer of the Company; ANDRÉ COVRE – Investor Relations Officer of the Company; MONTEIRO ARANHA S.A.; RENATO OCHMAN - on its own behalf and as proxy of PARTH INVESTMENTS COMPANY LLC; ASCESE FUNDO DE INVESTIMENTO EM AÇÕES; DYC FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO BETON FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR FUNDO DE INVESTIMENTO EM AÇÕES; DYNAMO COUGAR FUNDO DE INVESTIMENTO EM AÇÕES; DYBRA FUNDO DE INVESTIMENTO EM AÇÕES; TNAD FUNDO DE INVESTIMENTO EM AÇÕES; RAUTA FUNDO DE INVESTIMENTO EM AÇÕES; FPRV DYN UIRAPURU FUNDO DE INVESTIMENTO EM AÇÕES PREVIDENCIÁRIO; DYNAMO BRASIL I LLC; DYNAMO BRASIL II LLC; DYNAMO BRASIL III LLC; DYNAMO BRASIL IV LLC; DYNAMO BRASIL V LLC; DYNAMO BRASIL VI LLC; DYNAMO BRASIL VII LLC; DYNAMO BRASIL VIII LLC; DYNAMO BRASIL IX LLC; DYNAMO BRASIL XIII LLC; KEMNAY DYBRA LLC; SÃO FERNANDO IV FUNDO DE INVESTIMENTO EM AÇÕES; WOLFGANG EBERHARD ROHRBACH – as a member of the Fiscal Council of the Company; MARIO PROBST - as a member of the Fiscal Council of the Company; and LUIZ ANTONIO DE SAMPAIO CAMPOS – as a shareholder and Secretary of the Meeting.

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

ANNEX I

ULTRAPAR PARTICIPAÇÕES S.A. BYLAWS

CHAPTER I

Name, Head Office, Purpose and Duration

Article 1 The Company shall be an authorized capital company called ULTRAPAR PARTICIPAÇÕES S.A.

Article 2  The Company’s head office shall be in the City and State of São Paulo, at Av. Brigadeiro Luiz Antonio, No. 1343 - 9º andar.

Article 3  The Company’s purpose shall be the investment of its own capitals in the trade, industry and agriculture and in companies providing services, upon the subscription for or acquisition of shares or quotas in companies.

Article 4  The Company shall have an indeterminate term of duration.

CHAPTER II

Capital and Shares

Article 5  The subscribed and paid-up capital is R$ 3,696,772,957.32 (three billion six hundred ninety six million seven hundred seventy two thousand nine hundred fifty seven reais and thirty two centavos), divided into 544,383,996 (five hundred forty four million three hundred eighty three thousand nine hundred ninety six) shares without par value in registered form, including 197,719,588 (one hundred ninety seven million seven hundred nineteen thousand five hundred eighty eight) common shares and

(Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

346,664,408 (three hundred forty six million six hundred sixty four thousand four hundred and eight) preferred shares.

Paragraph 1 – The Company is authorized to increase the capital, without amendment to the bylaws, by resolution of the Board of Directors, up to the limit of R$ 4,500,000,000.00 (four billion and five hundred million reais) through the issuance of common or preferred shares, regardless of the current ratio, subject to the limit of 2/3 (two-thirds) of preferred shares in the total of shares issued.

Paragraph 2 - Any capital increase to be paid in assets shall be submitted to the General Meeting’s resolution.

Paragraph 3 - At the Board of Directors’ discretion, the preemptive rights in the issue of shares, debentures convertible into shares and subscription bonus, the placement of which be made upon the sale in stock exchanges or by public subscription, may be excluded.

Article 6  The preferred shares are book-entry shares and shall be kept in a deposit account with a financial institution on behalf of the holders thereof, without issuance of warrants.

Sole Paragraph - The cost of the services of transfer, registration and issuance of common share warrant, as well as the cost of the service related to the shares kept in a custody cash account, may be debited to the shareholder.

Article 7  By a resolution of the Board of Directors, the Company may acquire its own shares to be kept in treasury or canceled up to the amount of the profit and reserve balance, except for the legal reserve, without any decrease in the capital stock, subject to the laws in effect.

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

Article 8  The Company may grant stock options to the benefit of its officers and employees under the terms of the stock option plan passed by the General Meeting, and said granting may likewise be offered to the officers and employees of its directly and indirectly controlled entities.

Article 9  Subject to the legal limits, the Company may create new classes of preferred shares or increase those already existing, irrespective of any proportion to the other kinds and classes of shares.

Article 10  Each common share entitles to one vote in the General Meetings’ resolutions.

Article 11  The General Meeting may authorize the conversion of common shares into preferred shares upon any shareholders’ request, subject to the proportion provided for in law.

Article 12  Preferred shares are not convertible into common shares; they have no voting right and entitle the holders thereof to dividends and stock dividends equal those attributed to common shares, in addition to priority in capital refund, with no premium, in the event of the Company’s liquidation.

CHAPTER III

General Meetings
Article 13  The General Meeting shall be called by the Board of Directors on an annual basis within the first four months and after the closing of the fiscal year, and on a special basis whenever the Company’s interest so require.

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

Paragraph 1 - To take part in the General Meeting, the shareholders shall prove said capacity upon the submission of the deposit receipt issued by the financial institution depositary of the book-entry preferred shares, and, in the event of common shares, upon verifying the book of registration of registered shares.

Paragraph 2 - The shareholder may be represented in the General Meeting by an attorney-in-fact appointed less than one year before, who should be a shareholder, a Company’s manager, attorney or investment fund manager representing the members thereof.

Article 14  Except as otherwise provided for in law, the General Meetings shall be called to order on first call with the attendance of shareholders representing the majority capital with right to vote, and on second call with any attendance.

Article 15  The Meetings shall be directed by a presiding board formed by one Presiding Officer and one or more secretaries chosen by the attending shareholders.

CHAPTER IV

Management
General Rules
Article 16  The Company shall be managed by a Board of Directors and an Executive Board.

Paragraph 1 - The management term of the managers, who shall keep in office until the election and investiture of their substitutes, shall be one (1) year, reelection being permitted.

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

Paragraph 2 - The managers’ investiture, which shall not depend on pledge, shall be upon signature on a deed of investiture.

Paragraph 3 - The General Meeting, which has elected them, shall set the managers’ remuneration, which may be reviewed at any other meeting.

CHAPTER V

Board of Directors
Article 17  The Board of Directors shall be formed by four (4) to nine (9) members, shareholders of the Company, elected by the General Meeting, which may also remove them from office at any time.

Paragraph 1 - The General Meeting shall appoint among its members the Chairman of the Board and the Vice-Chairman, who shall replace the Chairman in his/her occasional non-attendance or absences.

Paragraph 2 - In the event of election of a Director resident and domiciled abroad, the investiture of said Director shall be conditional on the appointment of an attorney-in-fact resident and domiciled in the country, with powers to be served summons in any suit that may be filed against him/her, based on the corporation law. The validity term of the power of attorney shall be at least equal to the term of legal forfeiture of the shares (article 287, II, b, of Law No. 6.404/76).

Article 18  The Board of Directors shall meet on an annual basis once every three months, and on a special basis whenever called by its Chairman or by any two (2) Directors.

Article 19  The Board of Directors’ meetings shall be called to order with the attendance of at least three Directors, one of whom shall be the Chairman or Vice-

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

Chairman, and the resolutions shall be adopted by majority vote, whereas it will be incumbent on the Chairman, or in his/her absence on the Vice-Chairman the deciding vote. Any Director temporarily impeded or absent may be represented in any vote upon written appointment by another Director. In addition, the Directors absent may cast their vote by letter, cable or facsimile at the meetings at which there is the attendance quorum set forth in this article.

Sole Paragraph - In the event of any vacant position in the Board of Directors, said position shall be filled in at the first General Meeting to be held after the vacancy is verified.

Article 20  It shall be incumbent on the Board of Directors:

a) to set the Company’s general business policy;
b) to call the General Meetings;
c) to elect and remove from office the Company’s Officers and set their individual duties and fees, when the General Meeting decides on their overall remuneration;
d) to choose the Chief Executive Officer among their members;
e) to approve the increase in the subscribed capital and the form under which it shall occur, up to the limit of the authorized capital;
f) to submit to the General Meeting for approval the allocation of the net profit adjusted in the fiscal year, as referred to in letter “c” of article 35 hereof;
g) to oversee the Officers’ management; at any time examine the Company’s books and papers; request information on any agreement already or about to be entered into and on any other acts;
h) to provide opinion on the management report and on the Executive Board’s accounts;
i) to approve the distribution of semi-annual or interim dividends;
j) to approve the holding of interest in other Companies;

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

k) to propose to the General Meeting the Company’s winding-up, merger or consolidation under any form;
l) to choose and remove the Independent Auditors nominated by the Audit Committee;
m) to decide on any matters not regulated herein, and resolve on the omitted cases;
n) to appoint among the Officers that who shall perform the duties of Investor Relations Officer.
o) grant stock options to its officers and employees holding key positions in the Company and its controlled entities, with no preemptive right being granted to shareholders, in compliance with paragraph 3, article 171 of Law 6404/76, and establish a Stock Options Plan Management and Implementation Commission referred to in article 8 of these Bylaws. The Plan Management and Implementation Commission contemplated hereunder will be made up by such people appointed by the Board of Directors, which will further set the terms governing the operation of said commission;
p) approve the emission, for public subscription, of commercial paper by the company.

Article 21  It shall be incumbent on the Chairman of the Board of Directors:

a) To call the General Meeting whenever the Board of Directors so resolve, or exceptionally by its own initiative, case in which he/she shall then inform the call to all further Directors;
b) call and preside over the Board of Directors’ meetings;
c) inform the dates of the annual meetings and supervise the body’s administrative services; and
d) to convey the Board of Directors’ resolutions to the Executive Board and guide it the compliance therewith.

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

Article 22  It shall be incumbent on the Vice-Chairman to replace the Chairman on his/her occasional absences or impediments and, in the event of vacancy, to replace him/her up to the next General Meeting that shall elect the new incumbent.

CHAPTER VI

Executive Board

Article 23  The Executive Board shall be formed by four (4) to six (6) executive officers, shareholders or not, resident in the country, elected by the Board of Directors one of whom shall be the President, another the Vice-President, and all the others Executive Officers, who, subject to the provisions of letter “n” of article 20, shall not have any specific designation. The Executive Board’s resolutions shall be adopted by majority vote, whereas it shall be incumbent on the President to cast the deciding vote.

Sole Paragraph - The Board of Directors shall elect the Company's President and Vice-President among the executive Board's members. It shall be incumbent on the Vice-President to replace the President in his/her occasional absences or impediments as well as to perform the specific duties assigned to him/her upon his/her appointment.

Article 24  The Executive Board shall meet whenever the Company’s interest so require, and the resolutions shall be adopted by majority vote, subject to a quorum of half of the elected members for the meeting to be called to order.

Article 25  It shall be incumbent on the Executive Board to perform the acts required for the regular operation of the Company and management of its business, subject to the duties and guidelines set by the Board of Directors.

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

Paragraph 1 - Those acts destined to produce effect before any third parties shall be signed by two executive officers together, or by one executive officer and one attorney-in-fact, our two attorneys-in-fact, with special powers.

Paragraph 2 - Upon the act of two of its executive officers, the Company may appoint attorneys-in-fact, whereas their powers of attorney shall specify the purpose thereof, the powers granted and the validity term, which shall not exceed one year, except where the power of attorney is granted with powers to represent the Company in court, the validity which shall be for an indeterminate term.

Paragraph 3 - The prior approval of the Board of Directors shall be required for the performance of acts that might result in acquisition, disposal, swap and encumbrance of real estate property, offer of collateral or personal guarantees, taking out of loans or waiver of rights the amount of which be in excess of three percent (3%) of the Company’s net worth.

Paragraph 4 - Exceptionally, the Executive Board may authorize the Company’s representation by one sole executive officer or one especially appointed attorney-in-fact, by detailing in the minutes of the meeting the purpose and limits of the powers granted.

Article 26  It shall be incumbent on the President:

a) to manage, guide and coordinate the Company’s activities;
b) to call and preside over the Executive Board’s meetings;
c) to represent the Company in court or out of court, either as plaintiff or as defendant.

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

Article 27  When elected, it shall be incumbent on the Vice-President to cooperate with the President in the performance of his/her duties.

Article 28  It shall be incumbent on the Investor Relations Officer to represent the Company before regulatory agencies and further institutions operating in the capital market, in addition to performing the duties that are assigned to him by the Board of Directors.

Article 29  The officers without specific designation shall perform, in addition to the duties assigned to them in the Company’s Bylaws, all those other duties assigned to them by the Board of Directors.

Article 30  It shall be incumbent on two officers, who shall act together:
a) to represent the Company before any third parties, except for the provision of letter “c” of article 26 above;
b) the performance of all further acts provided for in article 25 above.

Article 31  The officers may replace each other, subject to the following:

a) in the event of occasional absence or impediment for a period up to sixty (60) days, the President shall be replaced by the Vice-President, in the event of his/her appointment, whereas the latter shall be replaced by one of the members of the Executive Board appointed in advance by the President.

b) in the event of vacancy of an officer’s position, he/she may be replaced up to the next Board of Directors’ Meeting by the officer appointed by the President.

c) the temporary filling in of all further Executive Board’s positions upon the President’s decision shall be discretionary.

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

CHAPTER VII

Fiscal Council

Article 32  The Company shall have a permanent Fiscal Council composed of no less than three and no more than five members, and a like number of alternates, with such duties, powers, and compensation as provided by law, with a term of office of one (1) year, with reelection allowed.

Paragraph 1 – The Fiscal Council shall hold regular meetings quarterly and extraordinary meetings as necessary, and the meeting minutes shall be recorded in a proper book.

Paragraph 2 – Its members shall be subject to such obligations and prohibitions as imposed by law and by these Bylaws on the Company’s managers.

Article 33  In addition to the activities provided in the Brazilian legislation, the Fiscal Council shall act as an Audit Committee as defined in Sarbanes-Oxley Act.

Sole Paragraph – For the full performance of the duties in the Audit Committee, the requirements provided in the applicable legislations, the provisions of these Bylaws, and the Charter of the Fiscal Council and Audit Committee shall be observed, which Charter shall establish its powers and operating rules.

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

CHAPTER VIII

Fiscal Year

Article 34  The fiscal year shall begin on January 1 and end on December 31 of each year.

Article 35  After the balance sheet and the financial statements are drawn up, and after deduction of accumulated losses, provision for income tax payment, and should this be the case, provision for managers’ profit sharing, then the net profit found shall have the following allocation:

a) five percent (5%) to form a legal reserve up to the point it reaches twenty percent (20%) of the capital stock;
b) fifty percent (50%) to pay mandatory dividends to shareholders, with offsetting of the semi-annual and interim dividends that may have been declared;
c) the balance shall have the allocation decided by the General Meeting, subject to the Board of Directors' proposal.

Paragraph 1 - In addition to the annual balance sheet for the period, the Company may further draw up semi-annual balance sheets as well as, at any time, special balance sheets, and the Board of Directors may, upon approval of the Annual General Meeting, declare interim dividends, to be allocated to the accumulated profits or profit reserve accounts existing at the time when the last annual or semi-annual balance sheet was published.

Paragraph 2 - Dividends not claimed within three years as of the date they have been made available to shareholders shall be subject to forfeiture and inure to the benefit of the Company.

 (Minutes of Special Shareholders’ Meeting, held on February 10th, 2011)

Article 36  The General Meeting may grant sharing in the fiscal year profits to managers.

CHAPTER IX

General Provisions

Article 37  The Company shall be liquidated in the events provided for in law, whereupon it shall be incumbent on the General Meeting to determine the form of liquidation, appoint a liquidator, and elect the Audit Committee which shall operate the Company over the liquidation period.

Article 38  The Minutes of the General Meetings, as well as those of the Board of Directors’ Meetings shall be issued by electronic means, on spare pages and shall be signed by the attending members, to be then bound into a book. When these minutes contain resolutions destined to produce effects before third parties, they shall be filed with the Commercial Registry and published.

Article 39  The direct or indirect transfer of the Company’s control is subordinated to the suspensive condition of the acquiring party making a public offering for the total acquisition of the free float of shares, both common and preferred, pertaining to the remaining shareholders, at a price and under payment conditions equal to those which have been agreed with members of the controlling block of shareholders.

Sole paragraph: The Controlling Shareholders Agreement of the Company, Ultra S.A. Participações,  Avaré Participações S.A. and Igel Participações S.A., signed on March 22 2000 and filed at the Company’s head office, contains complementary norms to be followed in the case of a transfer of the company’s control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPAR HOLDINGS INC.

Date: February 11, 2011	By:	/s/ André Covre
Name: André Covre
Title: Chief Financial and Investor Relations Officer

(Market Announcement, Notice to Shareholders, Minutes of Special Shareholders’ Meeting)